9th Annual Investor Summit

December 15, 2016

athenahealth

Welcome to our 9th Annual Investor Summit

Dana Quattrochi
Investor Relations



athenahealth

athenahealth

Agenda

1. **Opening & Closing Remarks**
   Jonathan Bush, Chairman & Chief Executive Officer
2. **Business Model and Financial Guidance**
   Karl Stubelis, Chief Financial Officer
3. **The Service Profit Chain: Creating a New Operating Framework for Healthcare**
   Leonard Schlesinger, Baker Foundation Professor, Harvard Business School
4. **The Network: Going Deep and Expanding across the Continuum**
   Kyle Armbrester, Chief Product Officer
5. **The Network is the Growth Engine for the Future**
   Jonathan Porter, Network Services
6. **The Network is the Platform**
   Prakash Khot, Chief Technology Officer
7. **Client Panel Discussion**
   Stephen Kahane, M.D., M.S., Client Organization

Safe Harbor Statement

This presentation contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements reflecting athenahealth, Inc. ("athenahealth" or "we") management's expectations for: future financial and operational performance; expected growth, including total addressable market, expansion of the network and the related network effect, anticipated revenues, profitability, and bookings; market trends and business outlook (*e.g.*, health care expenditures and the reduction of government mandates); the anticipated benefits of our service offerings and plans and timelines for developing and expanding those offerings (*e.g.*, expansion and deepening of our services across the continuum of care); the anticipated benefits of our investments on our growth, profitability and cash flow; near- and long-term goals for our growth and profitability priorities; marketing and sales plans, strategies, and trends; and cultural, operational, and organizational goals and initiatives (*e.g.*, support the full continuum of care, scale operations and general and administrative expenses, improve cost of bookings, help our clients grow their market share); as well as statements found under our reconciliation of Non-GAAP financial measures included within this presentation. Such statements do not constitute guarantees of future performance, are neither promises nor guarantees, and are subject to a variety of risks and uncertainties, many of which are out of our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: our fluctuating operating results; our variable sales and implementation cycles; risks associated with our expectations regarding our ability to maintain profitability; the impact of increased sales and marketing and research and development expenditures as well as our ability to scale general and administrative costs, including whether increased expansion in revenues is attained and whether impact on margins and profitability is longer term than expected; changes in tax rates or exposure to additional tax liabilities; the highly competitive and rapidly changing industry in which we operate; and the evolving and complex governmental and regulatory compliance environment in which we and our clients operate. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise the information contained in this presentation, whether as a result of new information, future events or circumstances, or otherwise. For additional disclosure regarding these and other risks faced by us, please see the disclosures contained in our public filings with the Securities and Exchange Commission, available on the Investors section of our website at http://www.athenahealth.com and on the SEC's website at http://www.sec.gov.

Use of Non-GAAP Financial Measures

In our earnings releases, conference calls, slide presentations, or webcasts, we may use or discuss non-GAAP financial measures as defined by Regulation G. The GAAP financial measure most directly comparable to each non-GAAP financial measure used or discussed, and a reconciliation of the differences between each non-GAAP financial measure and the comparable GAAP financial measure, is available within this presentation and within our public filings with the Securities and Exchange Commission, available on the Investors section of our website at http://www.athenahealth.com.



Opening Remarks

Jonathan Bush
Chairman & CEO



athenahealth


“the network
is the computer”


Year-end 2015
75K
Providers on the network
74M
Patient records
38M
Patient records used*
124M
Patient visits
4.3M
Patients visited more than one athena provider
We traded patient records:
via
54K
connections
30K
providers received patient records from athenaNet
* Represents the number of unique patient records (claim or encounter) over the last 18 months



Year-to-date 2016[1]
85K
Providers on the network
13%
83M
Patient records
12%
47M
Patient records used[2]
24%
132M
Patient visits
6%
4.9M
Patients visited more than one athena provider
14%
We traded patient records:
via
122K
Connections
126%
55K
providers received patient records from athenaNet
83%
[1]athenahealth data as of Q3 2016 or the nine month period from Q1 2016 to Q3 2016
[2]Represents the number of unique patient records (claim or encounter) over the last 18 months

POPULATION HEALTH 2.0


athenahealth
Calendar
Patients
Claims
Financials
Reports
Quality
Support
mRodriguez
log out
George MILLER
51yo M | 01-01-1963 | #P129510223 | 405-503-2245
Problems
Meds
Results
Quality
Utilization
Care Plan
Goals & Tasks
Assessments (2 unread)
Lose weight to reduce cardiac strain
Review due 5-30-2015
High Priority
Start date 2-15-2015
Review frequency Weekly
Target date 6-1-2015
Patient Tasks
ADD PATIENT TASK
Record your weight (lbs)
Every Monday
Active
5-2-2015
TAG HIGH PRIORITY
MOVE TO ...
TIMING ...
2-2015
3-2015
4-2015
5-2015
6-2015
7-2015
8-2015
9-2015
Go for a 30 min walk
Every day
Active
5-2-2015
Read labels for calories, sugars, carbohydrates, and fats
Every day
Active
5-2-2015
2:30 pm
George Miller
Mon
Tues
Wed
Today
Fri
Sat
Sun
Go for a 30 min walk
19 mins
30 mins
Record your weight (lbs)
Today's Reading: 190
Goal: 170
Record your blood pressure
Inbox
Today
Care Center

EPOCRATES 2.0


Search Epocrates
Today's Schedule
View All
8:00
Upset Stomach • Checked In
Harold Jones
8:30
Physical Exam
Richard Dean Anderson
Patient
Upset Stomach • Checked In
Harold Jones
72yo M • 5'9" • 175 lbs
Needs Interpreter
Risk Assessment
View All
Satisfaction
-8%
Diabetes
98% risk
Heart Disease
53% risk
Optimize current treatment plan for
Search Epocrates
Your patient Tom Brady has just been admitted to the Emergency Room.
Tom Brady, 38yo M
History of violence towards devices
Monitor
More...
Dashboard
Paul Darcy
Amoxicillin
Oralair
Grastek
Practice Performance
$100k
Your practice
$75k
Practices like yours
$50k


LOST RIVERS HOSPITAL

HOSPITAL EXPANSION

92
hospitals contracted

35
live on athenaOne

9
development partners


Epic
Cerner
NextGen
eClinicalWorks
athenahealth
Meditech

NEW CONNECTIONS

Record sharing with
1,429 Cerner clients

Record sharing with
152 Epic clients

140,096
Network Endpoints

Get Meaningful Use	Avoid PQRS Penalties	Get Shared Savings
NATIONAL AVERAGE 33%	NATIONAL AVERAGE 60%	NATIONWIDE OF ALL ACOS 29%

GOVERNMENT PROGRAMS

ATHENAHEALTH CLIENTS	ATHENAHEALTH CLIENTS	ATHENAHEALTH ACO CLIENTS
98.2%	**93.6%**	**73%**

Government mandates are evaporating and becoming less significant.

"2016 will be an enormous and pivotal year for progress and it's starting off with a bang"

–Andy Slavitt, Acting CMS Administrator
January 2016




"On day one of the Trump Administration, we will ask Congress to immediately deliver a full repeal of Obamacare."
– Healthcare Reform page, donaldjtrump.com


2017

1. In the absence of government mandates, we will focus on **deepening our services.**
2. We will help our clients grow their **market share.**
3. We will continue to **create network-effect**.

We take a lot of work off their plates… but we'll need to take more in 2017.

2016

Client work

athena work

0.8 FTE savings

- Improve BPO quality
- Reduce duplicate faxes
- Real-time medication benefit checking
- Auto-label documents
- Improved scanning workflow
- Improved EDI rate
- Increase % of outbound orders that get a result
- Auto-close certain lab results
- Improve Rx Renewal workflows
- Reduce number of physician authorizations required
- Follow-up on unreadable faxes

2017

Client work

athena work

1.8 FTE savings

- 0.2 Front Office FTE savings
- 0.5 Clinical Support FTE savings
- 0.3 Billing Support FTE savings

We will reuse more data-assets across more points of care.

Our strategy:

The full continuum of care



Primary Care
Specialists
Convenient Care
Hospital
Lab
Imaging
Pharmacy
Emergency
Surgery
Facility-Based Post Acute
Home-Based Post Acute

We also need to grow our clients’ market share.


Total Collections Growth
16%
14%
12%
10%
8%
6%
4%
2%
0%
9%
13%
15%
Group
Large Group
Enterprise


Same-Store[1] Collections Growth
16%
14%
12%
10%
8%
6%
4%
2%
0%
7%
9%
3%
Group
Large Group
Enterprise

1 Average collections growth of departments live at beginning of measurement period.
SAMPLE: all Group, Large Group and Enterprise clients

So we will go to the Cloud and find new patients.

And, finally, we will continue to create network-effect.



Patient Overlap by Quarter
Patient Records
Overlap
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

- Patient Overlap = % of patient records for which the patient is present in multiple contexts
- Unique patient is identified by DOB, First Initial, Last Name, Sex
- Each data point represents set of patient records in athenaNet on first day of that Quarter

Source: athenaNet data






08-28-96 01 22:12:08
LIVE
96
C-SPAN

$400M-$450M

Business Model and Financial Guidance

Karl Stubelis
Chief Financial Officer



athenahealth



The **largest network** in healthcare

NETWORK

Providers

85K
total providers

22K
primary care providers

323K
active Epocrates MD users

Connections

5B+
electronic transactions per year

296K
total interfaces

140K
total endpoints on athenaNet

Patients

83.4M
patient records

1 in 10
Americans seen by athenahealth providers each year

142M
patient visits per year

Claims

$22B
collections posted per year

166M
claims submitted per year

13M
paper claims processed per year

Source: athenahealth data as of Q3 2016 or TTM (Q4 2015 – Q3 2016)


athenahealth
VISION
To build the information backbone that helps healthcare work as it should.
MISSION
To be healthcare providers' most trusted service, helping them do well by doing the right thing.

We continue to focus our work on critical corporate goals during fiscal year 2017

athenaNation

- Implement athena core values
- Complete DRI implementation at least at Sr. Manager and above
- Complete our Agile transformation

athenaNet

- Weekly useful message to each user of our network (athenaNet Social Feed)
- Live and breathe “Product Market Fit”
- Launch at least one new adjacent market
- Mainstream hospital services
- Prove Network Services as an engine for athenaNet adoption

athenahealth

We continue to measure our performance using a balanced corporate scorecard

Stability
(10% weight)

- Voluntary Turnover
- New Hires Leaving in 12 Months
- Employee Engagement

Performance
(40% weight)

- Service Performance Index

Satisfaction
(15% weight)

- Client Net Promoter Score
- Inbound Contacts Per Provider Per Month

Financial
(35% weight)

- Bookings
- Non-GAAP Adj. Operating Income Growth

athenahealth

We have a consistent track record of growth and profitability as we build out the healthcare internet

1. Our strategies target massive, untapped addressable market opportunities

2. Our success is aligned with our clients' long-term success

3. Our focused investments fuel future growth, profitability, and cash flow

We have a consistent track record of growth and profitability as we build out the healthcare internet

1. Our strategies target massive, untapped addressable market opportunities

2. Our success is aligned with our clients' long-term success

3. Our focused investments fuel future growth, profitability, and cash flow

We seek to serve the entire continuum of care



U.S. Health Care Spend $B
$1,000
$800
$600
$400
$200
$0
~$20B
~$600B
~$970B
~$160B
~$230B
Total Spend
~$2 Trillion
Convenient Care
Ambulatory
Acute Care
Facility-Based Post Acute
Home-Based Post Acute

Post-Acute Care: Facility-based settings, including SNFs and CCRCs

Home: Home-based settings, including home health, residential and personal care services

Sources: Centers for Medicare & Medicaid Services, National Health Expenditures Highlights, 2014; athenahealth data.

athenahealth

We believe our total addressable market is massive and growing

Roadmap to Support Full Continuum of Care

Ambulatory Market
$30-35 Billion[1]

Acute Care Services
$30-50 Billion[1]

Facility-Based & Home-Based Post Acute
$10-15 Billion[2]


athenaOne
$70-$100 BILLION

[1] Calculated by multiplying athenahealth's average billing rate of each service offering by ~$970B Hospital Expenditures and ~$600B Physician & Clinical Services, Centers for Medicare & Medicaid Services, National Health Expenditures Highlights, 2014.

[2] Calculated by multiplying athenahealth's average billing rate of each service offering by ~$160B Post-Acute Market Expenditures, Centers for Medicare & Medicaid Services, National Health Expenditures Highlights, 2014; athenahealth data.

[2] Calculated by multiplying athenahealth's average billing rate of each service offering by ~$230B Home Health Expenditures, Centers for Medicare & Medicaid Services, National Health Expenditures Highlights, 2014; athenahealth data.

We believe our total addressable market is massive and growing

And even larger when you layer on our Network Services, like **Population Health**



athenaOne
$70-$100 BILLION
Population Health
$30-40 BILLION[1]

[1] HIT Consultant, "Population Health Management Market to Reach $40.6 Billion by 2018", 4/22/2014; athenahealth data.

We have a consistent track record of growth and profitability as we build out the healthcare internet

1 Our strategies target massive, untapped addressable market opportunities

2 Our success is aligned with our clients' long-term success

3 Our focused investments fuel future growth, profitability, and cash flow



We’ve been successful at performing against everything the government has thrown at us.

Get Meaningful Use	Avoid PQRS Penalties	Get Shared Savings
NATIONAL AVERAGE 33%	NATIONAL AVERAGE 60%	NATIONWIDE OF ALL ACOS 29%
ATHENAHEALTH CLIENTS **98.2%**	**ATHENAHEALTH CLIENTS** **93.6%**	**ATHENAHEALTH ACO CLIENTS** **73%**

Post Meaningful Use, we co-source with our clients to reduce unnecessary work

Total work

Client work | **athenahealth work**

athenahealth

We have a consistent track record of growth and profitability as we build out the healthcare internet

1 Our strategies target massive, untapped addressable market opportunities

2 Our success is aligned with our clients' long-term success

3 Our focused investments fuel future growth, profitability, and cash flow

We remain focused on profitable growth and generating cash


Profitability
Growth
Cash Flow

BACK TO SCHOOL: BOOKINGS 101

What is athena's definition of a booking?

The sum of the expected annualized recurring revenue from athenahealth-branded services and the contracted value from Epocrates-branded services; net of any charge backs

- Bookings exclude one-time fees (e.g., consulting, training, go-live support, implementation fees)
- Contracts for athenahealth-branded services are typically one-year auto renewals
- Contracts often include a contractual commitment to go live within six months or forfeit a modest deposit fee

Other things to know:

FIRST, bookings values are estimated based on data provided by clients

SECOND, bookings are reported net of any charge backs

THIRD, timeline to convert bookings to revenue varies by sales segment and service offering

FOURTH, we adjust pricing based on actual versus estimated performance on our network

We generate growth from both **new and existing clients**



$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
Beginning Recurring Revenue (Installed Base)
Attrition
Existing Client Growth
Ending Recurring Revenue (Installed Base)
New Client Growth
Ending Recurring Revenue (Total)

Note: Business model simplified for illustration purposes

We continue to enjoy strong revenue visibility into next year

2017 Revenue Budget


3%
9%
9%
79%
Existing Client Base (as of Sep 2016), less attrition*
To be implemented in Q4 2016 and FY 2017
To be sold in Q4 2016 and FY 2017
Pharma Client Base
2014
76%
2015
83%
2016
83%

*Includes Epocrates subscription revenue and third-party tenant revenue

While bookings-to-revenue varies by segment, we continue to compress the process over time



Q1
Q2
Q3
Q4
Q1
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
SMALL
Kick-off
Ramp
Full Revenue
GROUP
Kick-off
Ramp
Full Revenue
HOSPITAL
Kick-off
Ramp
Full Revenue
ENTERPRISE
Kick-off
Ramp
Full Revenue
POPULATION HEALTH
Kick-off
Ramp
Full Revenue
SIGNING
GO-LIVE

Note: The implementation timelines and ramp periods illustrated above are directional and may vary by sales segment and service

We have been very disciplined with our pricing as we grow the business


athenaOne Revenue per Claim
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Small/Group: athenaOne Revenue/Claim
All Segments: athenaOne Revenue/Claim
Enterprise: athenaOne Revenue/Claim
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2013
2014
2015
2016

We have a history of strong revenue growth ...and expect it to continue



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
10-Yr CAGR 30%
$98
$136
$189
$246
$324
$422
$595
$753
$925
$1,100
$1,310
2007 (IPO)
2008
2009
2010
2011
2012
2013
2014
2015
2016 Mid Pt
2017 Mid Pt
2017 Growth ~20%
Consolidated Revenue ($Millions)

NOTE: 2016 and 2017 based upon mid-point of the fiscal year 2016 and 2017 guidance ranges

Our growth drivers are beginning to change as we expand across the continuum



2016 Revenue Forecast
~2%
athenaOne (Ambulatory)
athenaOne (Hospital)
Population Health
All Other
2017 Revenue Budget
~4%

	Pricing Framework	Key Metric	As of Q3 2016
athenaOne (Ambulatory)	% of Collections	Providers	~85,000
athenaOne (Hospital)	% of Collections	Discharge Bed Days	~3,800
athenahealth Population Health	Per Member Per Month + Gain Share	Covered Lives	~2,000,000


$90B-$125B
Collective TAM


athenaOne (Hospital)
Population Health
athenaOne (Ambulatory)

athenaOne (Ambulatory)
$30-$35B TAM

Population Health
$30-$40B TAM

athenaOne (Hospital)
$30-$50B TAM

NOTE: Total Addressable Market ("TAM") excludes the estimated facility-based and home-based post acute TAM of $10 billion to $15 billion.

We remain focused on profitable growth and generating cash


Profitability
Growth
Cash Flow

athenahealth

Our economic model is starting to mature

HISTORICAL/TODAY	NEAR TERM	LONG-TERM GOAL
Revenue Growth **>20%**	Revenue Growth **~20%**	Market Share **Top 3 HCIT Vendors**
Selling and Marketing Investments **>Revenue Growth**	Selling and Marketing Investments **<Revenue Growth**	Selling and Marketing Investments **<<Revenue Growth**
Research & Development Investments **>Revenue Growth**	Research & Development Investments **~Revenue Growth**	Research & Development Investments **<Revenue Growth**
G&A % of Revenue **Scale**	G&A % of Revenue **Scale ~50+ bps/year**	G&A as % of Revenue[1] **~10%**
Non-GAAP Adj. Operating Margin **Scale**	Non-GAAP Adj. Operating Margin Improvement **~100+ bps/year**	Non-GAAP Adjusted Operating Margin **~30%**
Capex Growth **< Revenue Growth**	Capex Growth **< Revenue Growth**	Capex Growth **<< Revenue Growth**

[1]Management defines Non-GAAP Adjusted General and Administrative expenses as a percentage of total revenue as the sum of GAAP general and administrative expenses before stock-based compensation expense; integration and transaction costs; exit costs, including restructuring costs divided by total revenue.

As a result, we expect profitability and cash flow to improve as we grow and scale



$Millions
$200
$175
$150
$125
$100
$75
$50
$25
$0
-$25
2011
2012
2013
2014
2015
Q1 - Q3 2016
GAAP Operating Income
Non-GAAP Adjusted Operating Income
Cash Flow from Operating Activities

Our massive data set allows us to instrument our business at unparalleled levels


Product Performance Dashboard
POSTING
CLAIM RESOLUTION
ENROLLMENT
REMITTANCE RECORD
REPORTS COLLECTOR
PATIENT MONEY
USER UNBLOCK/RES
RULES BASIC
MANUAL BATCHES
SCHEDULE ADMIN
INSURANCE PACKAGI
USER ACCESS
EPAYMENTS BASIC
MISSING REMITTANC
Unit Cost by issue reason by month
Case volumes by reason
Case Volume
Legend
POSTING
ENROLLMENT
CLAIM RESOLUTION
Unit Cost
Unit Cost Denominator Toggle
Denominator Toggle: Cases vs. Providers
Product
Clinicals
Collector
Communicator
Product Toggle
Customer Rollup
(All)
Client Toggle

We expect our profitability to improve significantly in fiscal year 2017



$200
$175
$150
$125
$100
$75
$50
$25
$0
$Millions
2011
2012
2013
2014
2015
2016 Mid Pt
2017 Mid Pt
GAAP Operating Income
Non-GAAP Adjusted Operating Income

NOTE: 2016 and 2017 based upon mid-point of the fiscal year 2016 and 2017 guidance ranges

athenahealth

2017 priorities

1. Grow bookings to $400 - $450 million
2. Scale operations and improve automation rates across each of our services
3. Improve cost of bookings relative to fiscal year 2016
4. Maintain investment in research and development to expand our core services, network services, & platform
5. Scale general & administrative expenses

athenahealth

We are making changes to our financial guidance measures for fiscal year 2017

- Starting in 2017, we will no longer guide to the financial metric we previously referred to as **Non-GAAP Adjusted Gross Margin**.
- We will continue to provide a bridge to this number in the Non-GAAP tables in our earnings materials for fiscal year 2017.
- We will refer to this metric as **service automation rate**.

We are introducing our fiscal year 2017 growth and profitability expectations

Fiscal Year 2017 Expectations	
Financial Measures	
GAAP Revenue	$1,290 million – $1,330 million
GAAP Operating Income	$61 million – $81 million
Non-GAAP Adjusted Operating Income[1]	$170 million – $190 million
Financial Metrics	
Annual Bookings	$400 million – $450 million

Note: These estimates reflect our current operating plan as of December 15, 2016, and are subject to change as future events and opportunities arise.

[1] See non-GAAP reconciliation tables included in the appendix to this presentation as well as in the 12/14/16 press release

The Service Profit Chain: Creating a New Framework for Healthcare

Leonard Schlesinger, Baker Foundation Professor
Harvard Business School



athenahealth

Introducing the High-Performing Physician Network model


LEADERSHIP
OPERATIONAL EFFECTIVENESS
PATIENT JOURNEY
RESULTS
Intentional Design
Physician/Staff Capability
Intentional Design
Patient Capability
Clinical Results
Financial Results
PHYSICIANS
Engagement
Loyalty
Productivity
Capability
STAFF
Engagement
Loyalty
Productivity
Capability
PATIENTS
Engagement
Loyalty
Productivity
Capability
TECH NETWORK

Quantifying the benefits of performance improvement

Incremental Annual Revenue per Physician Associated with Quintile Improvement



Primary Care
$397K revenue baseline per MD
$93,037
$85,473
$179k
+45%
Pediatrics
$426K revenue baseline per MD
$119,549
$110,774
$230k
+54%
OB/GYN
$526K revenue baseline per MD
$164,749
$156,171
$321k
+61%
Surgery
$617K revenue baseline per MD
$169,339
$151,261
$321k
+52%
3rd to 4th Quintile
4rd Quintile to Top Decile

Assuming athenaNet average payer mix and reimbursement rates (excluding self-pay). Revenue improvements from improved commercial rates, greater all-payer productivity and patient collections, and reduced receivables.

Massive diseconomies of scale

Productivity wRVU per provider day	Patient Collections Patient pay yield (excluding uninsured)
16% Enterprise disadvantage	**16%** Enterprise disadvantage

Patient Loyalty 18-month new patient retention rate	Patient Access Time to 3rd available appointment (specialty-adjusted, median % performance)
7% Enterprise disadvantage	**29%** Enterprise disadvantage

Small Group: 1-5 providers; **Group**: 6-50 providers; **Large Group**: 51-150 providers; **Enterprise**: 151+ providers

athenahealth

Large enterprises growing faster—but only through acquisition

Year-Over Year Collections Growth

Total Collections Growth


16%
14%
12%
10%
8%
6%
4%
2%
0%
9%
13%
15%
Group
Large Group
Enterprise

Same-Store[1] Collections Growth


16%
14%
12%
10%
8%
6%
4%
2%
0%
7%
9%
3%
Group
Large Group
Enterprise

[1] Average collections growth of departments live at beginning of measurement period.
SAMPLE: all Group, Large Group and Enterprise clients


Variation of financial performance among practices
within Enterprise
Legend
75th %
Median
25th %
Practice
Overall Median
Financial Performance Score
Enterprise A
Enterprise B
Enterprise C
Enterprise D
Enterprise E
Enterprise F
Organization

The value of improving patient collection stragglers

Variation of patient pay yield rate among practices within Enterprise



100%
75%
50%
25%
0%
Patient Pay Yield
Enterprise A
Enterprise B
Enterprise C
Enterprise D
Enterprise E
Enterprise F
Organization
Legend
75th %
Median
25th %
Practice
Bringing low-performing departments up to the 75th percentile for Enterprise B would increase patient collections by 31%

[1]Assumes all departments performing at below 75th percentile levels improve to the performance of the 75th percentile department within their enterprise

Sample: Patient collections data from 6 enterprises on athenaNet from December 1, 2015 – November 30, 2016

The High-Performing Physician Network 1.0 model



LEADERSHIP
OPERATIONAL EFFECTIVENESS
PATIENT JOURNEY
RESULTS
Intentional Design
Physician/Staff Capability
Intentional Design
Patient Capability
Clinical Results
Financial Results
PHYSICIANS
Engagement
Loyalty
Productivity
Capability
STAFF
Engagement
Loyalty
Productivity
Capability
PATIENTS
Engagement
Loyalty
Productivity
Capability
TECH NETWORK

The Network: Going Deep and Expanding Across the Continuum

Kyle Armbrester
Chief Product Officer



athenahealth

2016

year in review

With Streamlined, we made a good change…

Providers are **11%** more efficient at documenting during encounters

Providers see a **23%** drop in documentation after the visit

“None of my providers would go back to Classic.”

–Dr [illegible], Ascension



…and we learned some valuable lessons during the roll-out, moving us from an "Agile ethos" to an "Agile process"


1
2
3
4
5
NPS dropped to 20 points
1
2
3
4
5

"The University of Toledo Medical Center continues to work closely with our athena partners to further develop and refine a state of the art cloud based EMR with a focus on improving the physician, nurse, and learner experience, patient outcomes and reducing costs. **We couldn't be happier with the level of involvement and interaction the UT team has had with athena** and look forward to the deployment of the system in the near future and ongoing optimization afterwards."



Bryan Hinch, M.D.
Chief Medical Officer

University of Toledo Medical Center
256-bed Academic Medical Center

We made notable progress in the hospital market in less than two years...

92
hospitals contracted

35
live on athenaOne

Already at
103%
of our FY16 bookings goal

Hospital Performance in 2016

Hospital	Q1 2016	Q2 2016	Q3 2016	Q4 2016	
Cash flow as a percentage of baseline trend	103.3%	98.2%	106.9%	104.3%	**103.4%** average
DAR	51	48	41	43	**16%** decrease
Percentage of claims paid in 40 days	72%	78%	79%	82%	**14%** increase
CPOE Adoption Rate	20%	26.5%	20%	27%	**35%** increase

Government mandates are evaporating and becoming less significant

"2016 will be an enormous and pivotal year for progress and it's starting off with a bang"

–Andy Slavitt, Acting CMS Administrator
January 2016



2017

what's to come

In 2017, we aim to...

1. continue to **deepen our services** with a focus on “Provider/Staff Capability”
2. continue our **expansion across the continuum**
3. **build enhanced connections** to legacy software to expand the network

We are hyper-focused on driving results and ROI for our clients by adding depth to our services


LEADERSHIP
OPERATIONAL EFFECTIVENESS
PATIENT JOURNEY
RESULTS
Intentional Design
Physician/Staff Capability
Intentional Design
Patient Capability
Clinical Results
Financial Results
STAFF
Engagement
Capability
Productivity
PHYSICIANS
Engagement
Capability
Loyalty
PATIENTS
Engagement
Loyalty
Capability
TECH NETWORK

We've taken a lot of work off of our client's plates this year… and we'll take on even more in 2017

0.8 FTE savings
EOY 2016

+

KEY WORK REDUCTION EFFORTS

- Clinicals: Removing documents from inboxes through automation, better connections, and enhanced machine learning
- Collector: Taking on all patient insurance, overpayments and refunds work from our clients
- Expanded services through pre-certifications and authorizations

=

1.8 FTE savings
EOY 2017

While we continue to make existing workflows more effective and efficient, using human-centered design

MISSION CRITICAL WORKFLOWS INITIATIVE


IDENTIFY
AUDIT
PRIORITIZE
REWORK
MONITOR
Signature Experiences

In 2017, we aim to...

1. continue to **deepen our services** with a focus on "Provider/Staff Capability"

2. continue our **expansion across the continuum**

3. **build enhanced connections** to legacy software to expand the network

Our strategy:

The full continuum of care


CORE SERVICES
Primary Care
Specialists
Convenient Care
Hospital
Lab
Imaging
Pharmacy
Emergency
Surgery
Facility-Based Post Acute
Home-Based Post Acute
athenaOne
athenaOne
athenaOne
athenaOne
Build / Buy / Partner
More Disruption Please Partners
NETWORK SERVICES

Hospital Goals for 2017

Hospital

Eliminate Work

- Global formulary and tables
- Remote medication verification
- Expanded Authorization management services
- Launch coding/contract management services

Improve Performance

- Material cash flow improvements over baseline → Plan to reach **102%** with the addition of **100 new** hospitals
- Plan to double the current adoption rate to **60%**

Continuing our Long History of Adjacency Expansion

Freestanding EDs

- <$1B market but rapidly growing
- Many still on paper T-sheets

- **323** hospitals operate **387** freestanding EDs (**76%** growth since 2008)
- Another **172** are independent

Ambulatory Surgery Centers

- $24B market, $1-1.5B TAM
- 85% facilities still on paper

- **6,300+** parent accounts
- **12,500+** child sites in the U.S.



Pharmacy
Outpatient Services
Dining
ED
Lab
Radiology
Labor & Delivery
Physical Therapy
Surgery
Med-Surg Floor

The hospital represents various ancillaries & specialties inside 4 walls

Imaging Centers

- $100B+ market, $1-3B TAM
- Rising consolidation due to pressure from reimbursement cuts

- **6,740** outpatient diagnosis imaging centers
- Another **2,421** are independent

Standalone Lab

- $75B+ market, $1-3B TAM
- Reimbursement shifts toward FFV are pressuring lab spend

- **>135,000** labs nationwide
- **121,000** are in physician offices

In 2017, we aim to...

1 continue to **deepen our services** with a focus on "Provider/Staff Capability"

2 continue our **expansion across the continuum**

3 **build enhanced connections** to legacy software to expand the network

We are now managing coverage across the continuum and have grown coverage dramatically during 2016

Year Start


Cerner
Via CommonWell
287
2217
Epic
Via Carequality
0
311
0
500
1000
1500
2000
2500
3000

Known Clients

Number of known clients eligible for participation in Patient Record Sharing **(on Streamlined)**

Connected Clients

Number of clients athena can query today for Patient Record Sharing

Note: 1) athena & Epic reported on organization level while Cerner is reported on a facility level; 2) Cerner numbers are self-reported; and 3) Cerner & Epic include ambulatory sites
*Cerner end of year numbers are for February 2017.

We are now managing coverage across the continuum and have grown coverage dramatically during 2016



Year Start
Year End
Cerner
Via CommonWell
287
1429
2217
2853
Epic
Via Carequality
0
152
311
330
0
500
1000
1500
2000
2500
3000

Known Clients

Number of known clients eligible for participation in Patient Record Sharing **(on Streamlined)**

Connected Clients

Number of clients athena can query today for Patient Record Sharing

Note: 1) athena & Epic reported on organization level while Cerner is reported on a facility level; 2) Cerner numbers are self-reported; and 3) Cerner & Epic include ambulatory sites
*Cerner end of year numbers are for February 2017.


NEXTGEN HEALTHCARE
Epic
kareo Go Practice
minute clinic
Walgreens
eClinicalWorks
surescripts
AMA AMERICAN MEDICAL ASSOCIATION
Dignity Health
ICA
carequality
athenahealth
MERGE Healthcare
sunquest
CVS CAREMARK
MEDHOST
Allscripts
MEDITECH Medical Information Technology, Inc.
aprima EHR • PM • RCM
Cerner
Greenway Health
McKESSON
commonwell HEALTH ALLIANCE
API
MaineHealth
Trinity Health
Rady Children's Hospital San Diego
Yale-New Haven Hospital

Harnessing our enhanced data accessibility into meaningful, action-oriented, network-enabled experiences



MAP TABLE TIME
Views
Utilization Financial Clinical
Key Performance Indicators
Risk Region Population PAM
Startification Dimensions
Total Population 65.092 M
Low Risk
Rising Risk High Risk
Attribution Status
10.5 M
Risk
41.3 M
Non Risk
7.6 M
No PCP
ED Visits 12m Avg
6.5
Managed
8.3
Self-Monitored
37%
Clients: Dignity Health
Low Risk 30,400 +1,234
Universal Portal 21,123 72.3%
Outreach Campaigns Patients ED visits Re-admits
Women's health 14,540 3.4 2.1
Men's health 11,000 4.5 1.2
Diabetes wellness 9,130 6.1 4.2
Cancer screenings 7,230 4.6 7.1
Flu vaccinations 4,000 3.2 1.1
Rising Risk 15,100 +968
Universal Portal 11,089 62.7%
Self-Service Partners Patients ED visits Re-admits
athenaWell 1,110 5.4 2.1
Apple CareKit 9,000 4.5 5.2
Google Fit 2,130 5.1 4.2
Mayo myHealth 1,124 4.6 1.1
Teladoc 2,121 2.6 1.1
High Risk 5,345 +107
Universal Portal 3,121 67.8%
Sevice Partners Patients ED visits Re-admits
Client Care Mgmt. 3,000 6.5 8.2
athenaCare Mgmt. 1,110 5.4 2.1
Uber 2,355 4.5 5.2
PillPack 4,130 5.1 4.2
Wholefoods 1,114 4.6 1.1
Optum 1,110 5.4 2.1
Notification Feed Filter
Critical 5-23 1:15p
25 patients transported for appointments by Uber
UBER
35.5 mi for 235 USD
Informational 5-23 1:10p
1,350 patients identified for depression symptoms
facebook
Teladoc mental health ad campaign
Essential 5-23 1:00p
15 patients called for care management services
OPTUM
4.5 hrs for 755 USD
Critical 5-23 12:20p
315 patients delivered medications at home
PillPack
455 Rx for 2,300 USD
Informational 5-23 11:10a
13 patients contacted an
TELADOC

The Network is the Growth Engine for the Future

Jonathan Porter
Network Services



athenahealth

NETWORK SERVICES

- Clinical collaboration
- Patient Identity Services
- Scheduling
- Messaging

athenaWell
A mobile app for patients, allowing them to be active members in their care team

Epocrates
A trusted brand and widely-used mobile app connecting providers to athenaNet

Marketplace
A platform to allow partners to seamlessly integrate and sell to all patients and providers connected to the network

Population Health
A platform to support care teams in their quality, utilization and experience initiatives

Universal Patient Experience
A person-centric platform to create a single point-of-entry to connect people to their care




UberX
Black Car
SUPPLY
VIRTUOUS
UBER
CYCLE
DEMAND
Early Adopters
Mainstream Consumers

Active Uber Drivers by Service


uberX Only
150,000
100,000
50,000
0
Number of Active U.S. Driver-Partners
Tipping Point
UberBLACK
JUL 2012
JAN 2013
JUL 2013
JAN 2014
JUL 2014
JAN 2015

Note: Sample consists of all U.S. UberBLACK and uberX driver-partnens making at least four trips in any month (284,898 individuals).

Patients shared across clients are reaching critical mass


Patient Overlap by Quarter
Patient Records
Overlap
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

- Patient Overlap = % of patient records for which the patient is present in multiple contexts
- Unique patient is identified by DOB, First Initial, Last Name, Sex
- Each data point represents set of patient records in athenaNet on first day of that Quarter

Source: athenaNet data

Patients shared across clients are reaching critical mass


Patient Overlap by Quarter
Patient Records
Overlap
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Core Services

- Patient Overlap = % of patient records for which the patient is present in multiple contexts
- Unique patient is identified by DOB, First Initial, Last Name, Sex
- Each data point represents set of patient records in athenaNet on first day of that Quarter

Source: athenaNet data


83.4M
patient records on the network
85.5K
providers on core services (athenaOne)
322.8K
loosely connected providers (Epocrates)
526.5K
potential providers (Population health)
Network Services
Tipping Point
Core Services
SIZE OF THE NETWORK
TIME

Over the next 2 years,

we aim to accomplish 3 goals:

1. **Everyone gains value** from being on the network
2. **Virally grow** the network
3. Create reasons for network (free) users to **become core (paid) users**

1 Everyone gains value from being on the network


Come in
Free
Wifi

Common Collaboration Platform



Doctors save time
with access to more patient records
athenahealth
NETWORK
DOCTORS
PATIENTS
Patients save time
when more doctors have access to their records

Common Calendar


Doctors benefit
from more patients scheduling
into the calendar
DOCTORS
athenahealth
NETWORK
PATIENTS
Patients benefit
from more doctors with
open calendars

More Disruption Please



Doctors benefit
from a more diverse and specialized set of apps
Marketplace
athenahealth
NETWORK
DOCTORS
APPS
App providers benefit
from more doctors on the network

2 Virally grow the network


Patient
Patient
Patient
Patient
PCP
Patient
Care Coordinator
Family Doctor
Miriam, Care Manager for Diabetes and CHF
Patient
Care Manager for Transitions
Patient
Patient
Hospitalist
Pharmacist
Patient
Ophtholmologist
Behavioral Specialist
Patient
Endocrinologist
Patient

3 Create reasons for network (free) users to **become core (paid) users**


IF YOU LIVED HERE,
YOU'D BE HOME BY NOW.

The Network is the Platform

Prakash Khot
Chief Technology Officer



athenahealth



"Facebook is pretty much the **GPS for this revolution**. Without the street there's no revolution, but add Facebook to the street and you get real potential."

Foetus

Chief Technology Officer

Tazrik: Tunisian street resistance network


TRUMP
MAKE AMERICA GREAT AGAIN!
TWEETS 27.7K
FOLLOWING 42
FOLLOWERS 4.08M
FAVORITES 50
Following
Donald J. Trump
@realDonaldTrump
The official Twitter profile for Donald Trump donaldjtrump.com
Tweets
Tweets & replies
Photos & videos
Donald J. Trump @realDonaldTrump · 51m
I'm on Bill @oreillyfactor tonight at 8 PM. It will be another lively interview about how to #MakeAmericaGreatAgain!
Who to follow · Refresh · View all
EvangelicalsForTrump @E...
Followed by Trump2016 an...
Follow


OUTSMART TRAFFIC WITH THE WORLD'S LARGEST COMMUNITY OF DRIVERS
waze
575 feet
E 7th St
Fulton State Hospital
Missouri School for the Deaf
E 5th St
Bluff St
Arris Pizza
E 6th St
Red Cross Pharmacy
Little Caesers
E 7th St
Vine St
E 7th St
E 8th St
11:33 AM
8 min 3.6 miles

Delivered **2,000 flu shots** in 4 hours


UberHEALTH
FLU PREVENTION ON DEMAND


UberHEALTH


OUTSMART TRAFFIC WITH THE WORLD'S
LARGEST COMMUNITY OF DRIVERS




Delivered
2,000 flu
shots in
4 hours
UberHEALTH


TRUMP
MAKE AMERICA GREAT AGAIN!
Donald J. Trump






What can I help
you with?
"Alexa, turn on
Welcome Home"
"Alexa, turn on my
Chill Time"
"Alexa, turn off my
Bedroom Sonos"
"Alexa, turn on
the TV"



95%

of physicians have experienced a delay or difficulty delivering medical care **because patients' health records were not easily accessible or shared**



Even when physicians practice within the same organization, only

44%

Report they can share patient Information

2015 Epocrates / athenahealth survey


142M
patient visits per year
9%
no-show rate
296K
total interfaces
5B+
electronic transactions per year
83.4M
patient records
9K
lab and imaging endpoints
$22B
collections posted per year
59K
pharmacy endpoints
166M
claims submitted per year
Source: athenahealth data as of Q3 2016 or TTM (Q4 2015 – Q3 2016)

OUR VISION:

Build the information backbone that makes healthcare work as it should.


athena Collector
2000
athena Clinicals
athena Collector
2006
athena Communicator
athena Clinicals
athena Collector
2008
athena Coordinator
Proxsys
MDP
athena Communicator
athena Clinicals
athena Collector
2011
Population Health
athena Coordinator
Proxsys
MDP
athena Communicator
athena Clinicals
athena Collector
2012
Epocrates
Population Health
athena Coordinator
Proxsys
MDP
athena Communicator
athena Clinicals
athena Collector
2013
Inpatient Clinicals
Inpatient Financials
Epocrates
Population Health
athena Coordinator
Proxsys
MDP
athena Communicator
athena Clinicals
athena Collector
2015
athenaWell
Inpatient Clinicals
Inpatient Financials
Epocrates
Population Health
athena Coordinator
Proxsys
MDP
athena Communicator
athena Clinicals
athena Collector
2016

[1]athenahealth data as of Q3 2016 or TTM (Q4 2015 – Q3 2016)


2016¹
85K providers
$22B collections
166M claims
83.4M patients
2007
12K providers
$2.7B collections
22.6M claims
6.5M patients
athena Collector
athena Clinicals
athena Communicator
MDP
Proxsys
athena Coordinator
Population Health
Epocrates
Inpatient Clinicals
2000
2006
2008
2011
2012
2013
2015
2016

[1]athenahealth data as of Q3 2016 or TTM (Q4 2015 – Q3 2016)


FRAGILE
HANDLE WITH CARE


2

In pursuit of our mission to provide care across the continuum,

how do we proceed from here?



Primary Care
Specialists
Convenient Care
Hospital
Lab
Imaging
Pharmacy
Emergency
Surgery
Facility-Based Post Acute
Home-Based Post Acute


"the network
is the platform"






Embedded Assets
Provider-centric data models, Clinicals workflows, Communication
Discovery
Platform Services
Microservices
Data Fabric
kafka
elastic
ORACLE
cassandra
Infrastructure as a Service
External Services
salesforce
Microsoft
amazon


Biller
Doctor
Nurse
Care Mgr
Patient
athena Business Services
Collector
Pop Health
Clinicals
Epocrates
...
Partner Services
Telehealth
Specialized EHRs
...
Platform as a Service
H-Objects
Network Backbone
Pt-Centric Data Vault
athena Exchange
Automation Fabric/Service
Analytics
Foundation Services
Comm Gateway
Messaging
Feed
IAM
...
Polyglot Data Fabric
RDB
Cassandra
Kafka
Elastic Search
...
Infrastructure as a Service
Container
Encryption
Vulnerability Management
App/Infra Monitoring
Disaster Recovery
Business Continuity Development
Compute
Storage
Network
AWS
Azure
Armor
athena's Data Centers
AppFabric
Management & DevOps Fabric

Continuous Accelerated Evolution

Embedded assets

- Epocrates drug monographs
- Document Processing
- Order sets
- Revenue Cycle Management Workflows
- Clinicals Encounter Workflows
- Interoperability workflows
- Electronic Data interchange Workflows
- Provider-centric Data models
- Population Health workflows
- Provider-centric use cases
- Communication workflows
- Quality & Performance Analytics

Accelerators

- Containerized Infrastructure Services
- Design System
- Polyglot Technology Stack
- Modern Platform Services
- Scalable Data Fabric


NETFLIX
LinkedIn
Spotify
twitter

1. Migrate to microservices architecture
2. Adopt mobile and social, purpose-built apps
3. Adopt a progressive Agile culture and process
4. Complement private cloud with public cloud
5. Adoption of open source technologies to build new capabilities
6. Enable developers to adopt choice of programming languages and frameworks
7. Test-driven development
8. Adopt a container-based deployment architecture
9. Evolve towards a true bottoms-up product and R&D culture
10. Sustained investment in platform


2016
2017
2018+




bunkerhill
athenahealth
Revolutionizing healthcare

Presentation Break

Client Panel Discussion

Stephen Kahane, M.D., M.S.
Client Organization



athenahealth

Moderator

Stephen Kahane, M.D., M.S., Client Organization

Panelists



Robert Brenner, M.D.

SVP, Chief Physician Executive
Valley Health System



Joseph Marchant

Chief Executive Officer
Bibb Medical Center



Bryan Stiltz

SVP, Physician Enterprise
Adventist Health System



Bruce Swartz

SVP, Physician Integration
Dignity Health

Management Q&A

Closing Remarks

Jonathan Bush
Chairman & CEO



athenahealth

Deep and wide in equal measure

1. We’re doubling-down on work.
2. We’re expanding across the continuum.
3. We’re evolving our platform.
4. We’re pushing out network-effect.



Who would have thought...


80 million
landlines

101 million
iPhone users

Hilton

airbnb

95 YEARS TO BUILD



769,000 ROOMS, **78** COUNTRIES

6 YEARS TO BUILD



2.3 million ROOMS, **191**COUNTRIES

Source: 2016 STR, airbnb.com, hilton.com

US sales of apparel and accessories



BILLIONS
$60
$50
$40
$30
$20
$10
$0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Amazon
Macy's
TJ Maxx
Walmart
Nordstrom

Source: ATLAS | Data: Cowen and Company

Time to reach 50 million users


Telephone
75 Years
TV
13 Years
Internet
4 Years
Facebook
3.5 Years
Whatsapp
1.5 Years

Source: Citi Digital Strategy Team


Epic
Cerner
NextGen
eClinicalWorks
athenahealth
Meditech

Our rate of connection is growing at an accelerated pace.



47M
Patient records used*
↑ **24%**

122K
Connections
↑ **126%**

55K
providers received patient records from athenaNet
↑ **83%**

* Represents the number of unique patient records (claim or encounter) over the last 18 months

There is massive potential to reduce harm and improve outcomes.


Major Transfusion Reaction
ACE in Pregnancy
Wrong-site surgery
Missed Major Drug Interaction
Readmission
Antibiotics for URI
Delayed diagnosis of Acromegaly
Unnecessary Testing
Missed Screening Test
Missed Normal Test Result
Egregiousness
1/1M
1/100,000
1/10,000
1/1,000
1/1,000
1/10
Frequency


EXIT
Dec 12th
4pm - 6pm
2017 Kick-Off Company Meeting

Please join us:

- Lunch with Management
- Nerve Center Tour

Thank You

Appendix

Additional points of interest for fiscal year 2017

It is best to assess our business on a year-over-year basis as there is typically an increase in expense levels during Q1 versus Q4

- FICA payroll tax reset, benefit rate changes, trade shows, etc.

The number of working days varies each quarter; impacting collections during each period:

Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17
62	64	64	61	62	64	64	61

Our estimated FY 2017 capital expenditures, excluding capitalized software, is approximately 8% of consolidated revenue

Our estimated FY 2017 stock-based compensation expense, including amortization of capitalized stock-based compensation related to software development, is approximately $88 million

Our estimated FY 2017 amortization of purchased intangible assets is approximately $17 million

Our estimated FY 2017 integration and transaction costs is approximately $5 million

Our expected FY 2017 weighted average basic share count is approximately 39.9 million

Our expected FY 2017 weighted average diluted share count is approximately 40.5 million

Please note that these statements as well as all facts and figures presented above reflect our beliefs as of December 15, 2016 only, and we undertake no obligation to update these forward-looking statements, except as required by law. In addition, forward-looking statements do not constitute guarantees of future performance.

Financial and other key metric definitions

athenahealth

Annual Bookings

Annual Bookings is defined as the sum of the expected annualized recurring revenue from our athenahealth-branded services and the contracted value from our Epocrates-branded services; net of actual charge backs.

Providers

The number of providers, including physicians, that have rendered a service which generated a medical claim that was billed during the last 91 days on the athenaCollector platform. Examples of physicians include Medical Doctors and Doctors of Osteopathic Medicine. Examples of non-physician providers are Nurse Practitioners and Registered Nurses.

Discharge Bed Days

Discharge bed days is defined as the number of days a patient is hospitalized in an inpatient level of care during the quarter. The day of the admission, but not the day of discharge, is counted. If both admission and discharge occur on the same day, it is counted as one inpatient day.

Covered Lives

Covered lives on the network is defined as the quarterly average of the number of patients for which we have eligibility, claims, pharmacy or risk data in the Population Health platform, for a given client in a given month.

2017 Guidance

athenahealth

Non-GAAP reconciliation for fiscal year 2017 expectations

GAAP Operating Income and Non-GAAP Adjusted Operating Income

$Millions	LOW	HIGH
	Fiscal Year Ending December 31, 2017	
Total revenue	$ 1,290	$ 1,330
GAAP operating income	$ 61	$ 81
GAAP operating margin	4.7%	6.1%
Add: Stock-based compensation expense	85	85
Add: Amortization of capitalized stock-based compensation related to software development	3	3
Add: Amortization of purchased intangible assets	17	17
Add: Integration and transaction costs	5	5
Non-GAAP Adjusted Operating Income	$ 170	$ 190
Non-GAAP Adjusted Operating Income Margin	13.2%	14.3%

Please note that the figures presented above may not sum exactly due to rounding.

Also, please note that all figures presented above reflect our beliefs as of December 15, 2016 only, and we undertake no obligation to update these forward-looking statements, except as required by law. In addition, forward-looking statements do not constitute guarantees of future performance.

9th Annual Investor Summit

December 15, 2016

athenahealth